Exhibit 4.4

MERITAGE HOMES CORPORATION

INCENTIVE STOCK OPTION AGREEMENT

This Incentive Stock Option Agreement (“Agreement”) is between Meritage Homes Corporation (“Company”) and                                            (the “Optionee”), as of the           day of                      , 2006 (“Date of Grant”).

RECITALS

A.            The Company has adopted the Meritage Homes Corporation 2006 Stock Incentive Plan (“Plan”) to provide incentives to attract and retain those individuals whose services are considered unusually valuable by providing them an opportunity to own stock in the Company.

B.            The Company believes that entering into this Agreement with the Optionee is consistent with those purposes. Any capitalized term not defined in this Agreement will have the meaning as set forth in the Plan.

NOW, THEREFORE, the Company and Optionee agree as follows:

AGREEMENT

1.             GRANT OF OPTION. Subject to the terms of this Agreement and Article 7 of the Plan, the Company grants to the Optionee the right and option to purchase from the Company for cash all or any part of an aggregate of                 shares of Common Stock (“Option”) of the Company (“Stock”). The delivery of any document evidencing the Option is subject to the provisions of Section 7.1(d) of the Plan. The Option granted under this Agreement is intended to be an “incentive stock option” under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”).

2.             PURCHASE PRICE. The purchase price under this Agreement is $                  per share of Stock, as determined by the Committee, which shall not be less than the Fair Market Value of a share of Stock on the Date of Grant.

3.             VESTING OF OPTION. The Option shall vest and be exercisable according to the following schedule:

[insert vesting schedule]

4.             EXERCISE OF OPTION. This Option may be exercised, to the extent vested (under 3 above), in whole or in part at anytime before the Option expires by delivery of a written notice of exercise (under 5 below) and payment of the purchase price. The purchase price may be paid in cash or such other method permitted by the Committee under Section 7.1(c) of the Plan and communicated to the Optionee before the date the Optionee exercises the Option.

5.             METHOD OF EXERCISING OPTION. Subject to the terms of this Agreement, the Option may be exercised by timely delivery to the Company of written notice, which notice shall be effective on the date received by the Company. The notice shall state the Optionee’s election to exercise the Option and the number of underlying shares in respect of which an election to exercise has been made. Such notice shall be signed by the Optionee, or if the Option is exercised by a person or persons other than the Optionee because of the Optionee’s death, such notice must be signed by such other person or persons and shall be accompanied by proof acceptable to the Company of the legal right of such person or persons to exercise the Option.

6.             TERM OF OPTION. The Option granted under this Agreement expires, unless sooner terminated, ten (10) years from the Date of Grant, through and including the normal close of business of the Company on the tenth (10th) anniversary of the Date of Grant (“Expiration Date”).

7.             TERMINATION OF EMPLOYMENT.

a.             If the Optionee terminates employment for any reason other than death, voluntary termination of employment, or involuntary termination of employment for Cause, the Optionee may at any time within 90 days after the date of his or her termination of employment exercise the Option to the extent that the Optionee was entitled to exercise the Option at the date of termination, provided that in no event shall the Option be exercisable after the Expiration Date. If the Optionee dies while employed by the Company or within three months following termination of such employment (except in case of voluntary termination of employment, or involuntary termination of employment for Cause) the Option to the extent it is then exercisable may nevertheless be exercised by the Optionee’s personal representative within the three-month period following the date of death of the Optionee, provided that in no event shall the Option be exercisable after the Expiration Date..

b.             If the Optionee ceases to be employed by the Company by reason of his voluntary termination (other than death) or by reason of involuntary termination by the Company for Cause, this Option shall expire to the extent that it is unexercised at the time of such termination of employment.

8.             NON-TRANSFERABILITY OF RIGHTS. Optionee may not assign or transfer Optionee’s rights under this Agreement, nor may Optionee subject such rights (or any of them) to execution, attachment, garnishment, or similar process, except as permitted under Section 12.5(b) of the Plan. Any such impermissible attempted assignment or transfer by Optionee shall be null and void and shall not be recognized by the Company.

9.             RIGHTS OF OPTIONEE. The Optionee will have no rights as a shareholder of the Company with respect to the grant of the Option under this Agreement until the Option is exercised and the Company issues shares of Stock to the Optionee.

10.          FEDERAL AND STATE TAXES. Optionee may incur certain liabilities for Federal, state, or local taxes in connection with the exercise of the Option hereunder, and the Company may be required by law to withhold such taxes. Upon determination of the year in which such taxes are due and the determination by the Company of the amount of taxes required to be withheld, Optionee shall pay an amount equal to the amount of Federal, state, or local taxes required to be withheld to the Company. If Optionee fails to make such payment in a timely manner, the Company may withhold and set-off against compensation payable to the Optionee the amount of such required payment.

11.          ADJUSTMENT OF SHARES. The number of shares of Stock issued to Optionee pursuant to this Agreement shall be adjusted by the Committee pursuant to Article 13 of the Plan, in its discretion, in the event of a change in the Company’s capital structure.

12.          AMENDMENT OF AGREEMENT. This Agreement may only be amended with the written approval of Optionee and the Company.

13.          GOVERNING LAW. This Agreement shall be governed in all respects, whether as to validity, construction, capacity, performance, or otherwise, by the laws of the state of Maryland, without regard to conflicts-of-laws principles that would require the application of any other law.

14.          SEVERABILITY. If any provision of this Agreement, or the application of any such provision to any person or circumstance, is held to be unenforceable or invalid by any court of competent jurisdiction or under any applicable law, the parties hereto shall negotiate an equitable adjustment to the provisions of this Agreement with the view to effecting, to the greatest extent possible, the original purpose and intent of this Agreement, and in any event, the validity and enforceability of the remaining provisions of this Agreement shall not be affected thereby.

15.          ENTIRE AGREEMENT. This Agreement constitutes the entire, final, and complete agreement between the parties hereto with respect to the subject matter hereof and supersede all prior agreements, promises, understandings, negotiations, representations, and commitments, both written and oral, between the parties hereto with respect to the subject matter hereof. Neither party hereto shall be bound by or liable for any statement, representation, promise, inducement, commitment, or understanding of any kind whatsoever not expressly set forth in this Agreement.

16.          TAX INFORMATION AND NOTICE OF DISQUALIFYING DISPOSITION. This Option is intended to be eligible for treatment as an Incentive Stock Option under Section 422 of the Code. Whether this Option will receive such tax treatment will depend, in part, on the actions by the Optionee after exercise of this Option. For example, if the Optionee disposes of any of the Stock acquired under this Option within two years after the Date of Grant and within one year of the date of exercise of this Option, the Optionee may lose the benefits of Section 422 of the Code. Accordingly, the Company makes no representations by way of the Plan, this Agreement, or otherwise, with respect to the actual tax consequences of the grant or exercise of this Option or the subsequent disposition of the Stock acquired under this Option.

If the Optionee sells or makes a disposition (within the meaning of Section 422 of the Code) of any of the Stock acquired under this Option prior to the later of (i) one year from the date of exercise of such Stock, or (ii) two years from the Date of Grant, the Optionee agrees to give written notice to the Company of such disposition. The notice shall include the Optionee’s name, the number, exercise price and exercise date of the shares of Stock disposed of, and the date of disposition.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its duly authorized representative and Optionee has signed this Agreement, in each case as of the day and year first written above.

MERITAGE HOMES CORPORATION

By:
Its:

OPTIONEE:

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